Haynsworth Sinkler Boyd, P.A.
                    1201 Main Street, 22nd Floor (29201-3226)
                       Post Office Box 11889 (29211-1889)
                            Columbia, South Carolina

                               September 13, 2005

Via EDGAR

Mr. John P. Nolan
Accounting Branch Chief
Office of Financial Services
Division of Corporation Financial Services
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Community Bankshares, Inc.
                  Form 10-K filed March 31, 2005
                  File No. 001-12341

Dear Mr. Nolan:

     We represent Community Bankshares, Inc., and have been asked by the Company to advise you that Mr. Traynham, the Company's President and Chief Officer, is presently on vacation. Accordingly, the Company proposes to respond to your September 7, 2005 letter addressed to Mr. Traynham by October 4, 2005.

     Please let me know if this is not satisfactory. You may telephone me at 803-540-7818, or reach me by facsimile at 803-765-1243 or by e-mail at cking@hsblawfirm.com.


                                Very truly yours,

                                S/ George S. King, Jr.

                                George S. King, Jr.